Givaudan

RECEIVED
2010 APR 14 A 11: 12

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL



Vernier, 9 April 2010
RG/am12087
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : First quarter sales: Strong start into 2010	9 April 2010	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File No. 12G3-2B-82-5087

Givaudan

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First quarter sales: Strong start into 2010

Geneva, Switzerland – 9 April 2010 – In the first quarter 2010, Givaudan recorded sales of CHF 1,066.4 million, a strong increase of 10.6% in local currencies and 9.2% in Swiss francs. Both divisions, Fragrances and Flavours, contributed to this strong result.

Sales in the developing markets continued to show an excellent momentum. As seen in the second half of 2009, the sales momentum in the mature markets continued to improve during the first quarter of 2010.

The good performance in 2009 and the strong start into 2010 demonstrate Givaudan's increased competitiveness fully at work to further expand its industry leadership.

As we enter into the last year of the Quest integration, the company is confident to achieve the announced savings target of CHF 200 million by the end of the year and therefore to reach its pre-acquisition EBITDA margin level of 22.7%.

In an improved economic environment, Givaudan continues to focus on its growth initiatives to increase its share in developing countries and in key market segments.

Sales January – March 2010

in million CHF	2010	2009	Change in %	
			in CHF	in local currencies
Fragrance Division	495.7	438.4	13.1	14.3
Flavour Division	570.7	537.7	6.1	7.6
Total	**1,066.4**	**976.1**	**9.2**	**10.6**

Fragrance Division
The Fragrance Division recorded sales of CHF 495.7 million, a growth of 14.3% in local currencies and 13.1% in Swiss francs. This excellent performance has been achieved as a result of a number of new wins with key customers and improved sales of existing products.

Total sales for Fragrance compounds (Fine Fragrances and Consumer Products combined) increased 13.8% in local currencies and 12.7% in Swiss francs to CHF 430.1 million from CHF 381.7 million.

Fine Fragrance sales grew by 26.9% in local currencies. Growth in the quarter was driven by the addition of a number of new wins with key accounts, and customers returning to normalised order patterns compared to the de-stocking seen a year earlier. Sales gains were strongest in North America and Europe whilst the Latin American business continued to deliver growth, building on last year's strong gains.

The **Consumer Products** business unit grew by 10.5% in local currencies. Sales growth was across international and regional customers. Sales in developing markets continued to deliver strong double digit growth and mature markets increased significantly versus the previous year. The sales increased in all categories: household, fabric, personal and air care.

Sales for **Fragrance Ingredients** grew 18.0% versus the first quarter of 2009. Sales volumes remained at the same good level as seen in the second half of last year.

This double digit growth was achieved in all product categories and may contain a certain restocking element.

Flavour Division

The Flavour Division reported sales of CHF 570.7 million, representing a growth of 7.6% in local currencies and 6.1% in Swiss francs.

The good sales performance was driven by a multitude of new wins in Sweet Goods, Beverages and Dairy, reflecting the continued commitment of customers on innovation and Givaudan's superior ability to create winning flavours.

Sales in **Asia Pacific** achieved a growth of 13.7%. The developing markets of China, India and Indonesia recorded double digit increases due to successful new wins. Sales in mature markets increased at a mid single digit growth rate, mainly driven by new wins in Japan.

Segment growth in the region was well balanced across Sweet Goods, Dairy and Beverages, driven by new wins and a good growth of existing products.

Sales in **Europe, Africa and the Middle East** grew at 7.5% despite the continued challenging economic environment in Western Europe. The developing markets of Africa, Middle East, Russia and Poland delivered high double digit growth rates whilst the mature markets of Western Europe grew in the single digit range.

Innovative flavour solutions and an increased market penetration continued to fuel growth in Beverages and Snacks. Positive growth in the Sweet Goods and Dairy segments was offset by weak sales in Savoury.

Sales in **North America** remained flat as a result of the continued weak economic environment. Nevertheless, renewed emphasis by our customers on launching innovative products helped increase the project pipeline resulting in new wins and an improved sales growth towards the end of the quarter.

Segment wise, sales of Sweet Goods and Beverages performed well. Their growth was offset by declines in Dairy, Savoury and Snacks.

Sales in **Latin America** again delivered a double digit growth of 19.1% continuing the trend of last year. Growth was realised across all markets with the exception of Mexico where sales slightly declined. The good growth momentum of existing products as well as new wins were at the source of this development.

Sweet Goods and Beverages posted double digit sales growth driven by new wins. Dairy and Savoury showed a good performance.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com